Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Merger Agreement") made and entered into as of July 10, 2017 by and between Gotham Capital Holdings, Inc., a New Jersey corporation ("Gotham") and IIOT-OXYS, Inc., a Nevada corporation ("IIOT OXYS").

WITNESSETH:

WHEREAS, Gotham is a corporation duly organized and existing under the laws of the State of New Jersey;

WHEREAS, IIOT-OXYS is a corporation duly organized and existing under the laws of the State of Nevada and was incorporated solely for the purpose of the change in domicile of Gotham;

WHEREAS, on the date of this Merger Agreement, Gotham has the authority to issue one hundred ninety million (190,000,000) shares of common stock, $0.001 par value per share and ten million shares of preferred s tock, of which Five Million Two Hundred Sixty Six Thousand, Seventy Five (5,266,075) common shares and no preferred shares are validly issued and outstanding, fully paid and non-assessable;

WHEREAS, on the date of this Merger Agreement, the authorized capital stock of IIOTOXYS consists of one hundred ninety million (190,000,000) shares of common stock, $0.001 par value per share and ten million shares of preferred stock, of which one hundred (100) common shares and no preferred shares are validly issued and outstanding, fully paid and non-assessable. There are no other authorized or outstanding subscriptions, options, convertible securities, warrants, calls or other rights of any kind issued or granted by, or binding upon. IIOT-OXYS to purchase or otherwise acquire any securities of or equity interest in IIOT-OXYS.

WHEREAS, the respective Boards of Directors of Gotham and IIOT-OXYS have determined that it is advisable and to the advantage of said two corporations that Gotham merge into IIOT-OXYS (hereinafter also referred to as the "Surviving Corporation" upon the terms and conditions herein provided; and

WHEREAS, the respective Boards of Directors of Gotham and IIOT-OXYS have approved this Merger Agreement and the Boards of Directors of Gotham and IIOTOXYS have directed that this Merger Agreement be submitted to a vote of their shareholders, if required by state law.

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NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Gotham and IIOT-OXYS hereby agree to merge as follows:

(1)                   Mechanics for Closing Merger. Prior to Closing, each party shall execute and deliver, or cause to be executed and delivered to J.M. Walker & Associates, Attorneys At Law as escrow agent, all capital stock, documents and instruments, in form and substance satisfactory as reasonably required to carry out or evidence the terms of this Agreement.

Upon the approval of the respective shareholders, the executed Articles of Merger shall be filed with the Nevada Secretary of State.

(2)                  Further Assurances. At or after Closing, Gotham, at the request of IIOT-OXYS, shall promptly execute and deliver, or cause to be executed and delivered, to IIOT-OXYS all such documents and instruments, in form and substance satisfactory to IIOT-OXYS, as IIOT-OXYS reasonably may request in order to carry out or evidence the terms of this Agreement.

(3)                   Stock of Gotham. On and after the Effective Date, all of the currently issued and outstanding common shares shall be recalled and canceled and Five Million Two Hundred Sixty Six Thousand, Seventy Five (5,266,075) common shares shall be issued to the shareholders of Gotham. The registered owners on the books and records of Gotha m or its transfer agents of any outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to IIOT-OXYS or its transfer agents, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of IIOT-OXYS common stock evidenced by such outstanding certificate as above provided.

(4)                    Stock of IIOT-OXYS. On the Effective Date, the One Hundred (100) common shares held by Gotham, the sole shareholder of IIOT-OXYS shall be recalled and canceled

(5)                    Book Entries. As of the Effective Date, entries shall be made upon the books of IIOT-OXYS in accordance with the following.

(a)                   The assets and liabilities of Gotham shall be recorded at the amounts at which they were carried on the books of Gotham immediately prior to the Effective Date.

(b)                  There shall be credited to the capital account of IIOT-OXYS the aggregate amount of the total paid-in capital of all shares of IIOT-OXYS common stock resulting from the conversion and exchange of the outstanding Gotham common stock pursuant to the merger.

(c)                   There shall be credited to the retained earnings account of IIOT-OXYS the aggregate of the amount carried in the retained earnings account of Gotham immediately prior to the Effective Date.

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(6)                   Access to Documentation. Prior to the merger, IIOT-OXYS and Gotham shall provide each other full access to their books and records, and shall furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning each others operations, assets and businesses.

(7)                   Abandonment. At any time before the Effective Date, the Agreement and Plan of Merger and the Articles of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either IIOT-OXYS or Gotham or both, notwithstanding approval of the Merger Agreement by the shareholders of IIOT-OXYS or the shareholders of Gotham or both.

(8)                   Counterparts. In order to facilitate the filing and recording of this Merger Agreement the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement, having first been duly approved by resolution of the Boards of Directors of Gotham and IIOT-OXYS, is hereby executed on behalf of each of said two corporations by their respective officers thereunto duly authorized.

Gotham Capital Holdings, Inc.

A New Jersey corporation

/s/ Carmine Catizone

Carmine Catizone

Chief Executive Officer

IIOT-OXYS Corp.

A Nevada corporation

/s/ Carmine Catizone

Carmine Catizone

Chief Executive Officer

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